April 21, 2005

Jeffrey Gordon

Staff Accountant

United States Securities and Exchange Commission

Washington, DC  20549

RE:	Comfort Systems USA, Inc. Form 10-K for the fiscal year ended December 31, 2004 Form 8-K filed March 3, 2005

File No. 1-13011

Dear Mr. Gordon:

Thank you for the prompt review of our response letter that we submitted to you on April 18, 2005.  Pursuant to our phone conversation earlier this week, we have amended our responses to comments 4 and 14 as follows:

Form 10-K for the fiscal year ended December 31, 2004

4.  Comment – Please retitle what you currently call EBITDA, since you are including other non-cash charges in this measure.  See Question 14 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.  In addition, please present a reconciliation of what you currently call EBITDA to the most directly comparable financial measure calculated and presented in accordance with GAAP.  See Item 10(e)(i)(B) of Regulation S-K.

Response – Due to the Company’s sensitivity to covenant calculations under its previous debt financing in 2003, we have chosen to include the specific details of our covenant calculations in both MD&A and our Notes to the Consolidated Financial Statements.  As indicated in our disclosure, EBITDA is a defined term under the Facility and is used in two of our covenant calculations.  Due to the non-GAAP nature of this amount, we had not included the actual amount of EBITDA in our filings but instead provided the covenant requirement and actual calculated amount of each financial covenant.

Since this is a defined term in our Facility, we will title this amount “Credit Facility EBITDA” in our future filings.  In response to your comment, we will provide the actual amount of Credit Facility EBITDA as calculated under the Facility’s definition and provide a reconciliation of that amount to the most directly comparable financial measure calculated and presented in accordance with GAAP.  We would utilize the following format in future filings (in thousands):

Net income	$10,713
Discontinued operations – estimated gain on disposition	(469)
Income taxes – continuing operations and discontinued operations	8,282
Mark-to-market adjustment on derivatives	449
Interest expense, net	1,394
Depreciation	4,684
Goodwill impairment	3,347
Credit Facility EBITDA	$28,400

Form 8-K filed March 3, 2005

14.  Comment – Your presentation of a complete set of non-GAAP income statements gives too much prominence to these non-GAAP amounts.  Please remove the non-GAAP income statements from your Form 8-K and instead discuss the business reasons for changes between periods by disclosing the impact that each of these items had on the overall change in the GAAP line item.  Naturally, you may include individual non-GAAP measures in a more limited manner as long as you reconcile them to the most comparable GAAP measures and discuss how you use them.  See Item 10(e)(i) of Regulation S-K.

Response – In response to your comment, we will revise our Form 8-K in future periods consistent with the revised format of our March 3rd press release as provided in Exhibit A.

Conclusion

In connection with responding to these comments, the Company acknowledges that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•                                          Staff comments or changes to disclosure in response to staff concerns do not foreclose the Commission from taking any action with respect to the filing; and

•                                          The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses adequately address the matters that we discussed during our phone conversation.  Please do not hesitate to contact me at (713) 830-9650 if you have items that you would like to discuss further.

Very truly yours,

William George
Executive Vice President – Chief Financial Officer

c.                                                               Vincent J. Constantini – Chairman of the Audit Committee of the Board of Directors

William F. Murdy – Chairman and Chief Executive Officer

Trent McKenna – General Counsel

Julie S. Shaeff – Vice President and Chief Accounting Officer

Exhibit A

COMFORT SYSTEMS USA REPORTS FOURTH QUARTER AND FULL YEAR RESULTS

—    Significant Increases in Earnings, Cash Flow and Backlog   —

Houston, TX – March 2, 2005 – Comfort Systems USA, Inc. (NYSE: FIX), a leading provider of commercial, industrial and institutional heating, ventilation and air conditioning (“HVAC”) services, today announced net income of $2,006,000 or $0.05 per diluted share, for the quarter ended December 31, 2004, as compared to a loss of $3,511,000 or $0.12 per diluted share, in the fourth quarter of 2003.  Both current and prior year fourth quarters included income relating to discontinued operations.  Excluding these items, income from continuing operations in the fourth quarter of 2004 was $1,388,000 or $0.03 per diluted share as compared to a loss of $2,038,000 or $0.08 per diluted share in 2003.

Both the current and prior year fourth quarters contained charges that are not typically seen in every quarter.  Both periods included noncash goodwill impairment charges.  In addition, fourth quarter 2003 results also included net noncash charges associated with the termination of the Company’s previous credit facility.  Excluding these items, net income in the fourth quarter of 2004 was $4,735,000 or $0.12 per diluted share as compared to $2,135,000 or $0.05 per diluted share in 2003.  Excluding the effect of nondeductible goodwill charges, both of these periods also benefited from unusually low tax provisions resulting from reduced reserves against deferred state tax benefits in 2004, and reduced tax contingency reserves net of an increase in deferred state tax benefit reserves in 2003.  Applying a tax rate of 42% against pre-tax income in both periods, fourth quarter 2004 net income was $3,688,000 or $0.09 per diluted share as compared to $1,078,000 or $0.03 per diluted share for the fourth quarter of 2003.

Bill Murdy, Comfort Systems USA’s Chairman and CEO, said, “We are pleased to cap a strong 2004 with a solid fourth quarter performance.  We continued to capitalize on rebounding activity in our markets, posting our largest backlog increases to date on the way to our fourth consecutive record backlog.  Revenue growth and margin improvement, led by our continuing emphasis on safety and risk management, contributed to improved earnings.  And we produced a significant amount of free cash flow during the quarter, reflecting a notable increase over last year’s fourth quarter and widening our strong net cash position on the balance sheet.  We have now generated positive free cash flow in fifteen of our last nineteen quarters.”

Murdy continued, “We did record a noncash goodwill impairment charge of $3,347,000 in the fourth quarter, comparable to a similar charge of $2,726,000 in last year’s fourth quarter.  This charge related to our conclusion that profit levels at three of our smaller operations were likely to remain lower for an extended period of time as compared to the levels these units earned when we acquired them in the late 1990s in stronger overall market conditions.  We would note that the new accounting rules relating to goodwill that went into effect in 2002 contemplate periodic impairments of goodwill for business units that have declined in value, while allowing no recognition of increases in business unit values that may have occurred.  As a result, we may record additional goodwill impairments in future years, even when the aggregate value of our business units and our company as a whole may be increasing.”

The Company reported revenues from continuing operations of $211,273,000 in the current quarter, an increase of 7.0% as compared to $197,363,000 in 2003.  The Company also reported free cash flow of $11,847,000 in the current quarter as compared to $8,362,000 in 2003.  Backlog as of December 31, 2004 was a record $573,426,000, up 11.1% from $516,344,000, the previous record as of September 30, 2004, and up 42.0% from $403,896,000 on a same-store basis as of December 31, 2003.

The Company reported net income for the year ended December 31, 2004 of $10,713,000 or $0.27 per diluted share as compared to a loss of $5,579,000 or $0.17 per diluted share in 2003.  Excluding discontinued operations, net income from continuing operations was $10,193,000 or $0.26 per diluted share as compared to a loss of $1,136,000 or $0.05 per diluted share.  Excluding goodwill impairment charges in both years and excluding charges in 2003 for restructuring, debt cost writeoff, and divested units not reported in discontinued operations, net income from ongoing operations in 2004 was $13,540,000 or $0.34 per diluted share as compared to $6,158,000 or $0.16 per diluted share in 2003.  Excluding the effect of nondeductible goodwill charges, both of these periods also benefited from unusually low tax provisions resulting from reduced reserves against deferred state tax benefits in 2004, and reduced tax contingency reserves net of an increase in deferred state tax benefit reserves in 2003.  Applying a tax rate of 42% against pre-tax income in both periods, 2004 net income was $12,648,000 or $0.32 per diluted share as compared to $4,971,000 or $0.13 per diluted share for the full year of 2003.

The Company reported revenues of $819,552,000 from continuing operations for 2004 as compared to $783,171,000 in 2003.  Excluding divested units not reported in discontinued operations, same-store revenues were up 5.2% from $779,130,000 in 2003.  Free cash flow for 2004 was $21,731,000 as compared to $21,534,000 in 2003.

Bill Murdy further noted, “We are also pleased to have reached an important milestone in today’s heightened accountability environment for public companies.  Consistent with the expectations and requirements of the Sarbanes-Oxley Act of 2002, we conducted an extensive evaluation of the Company’s internal controls over financial reporting, which led to management’s conclusion, and our auditors’ concurrence, that these controls were operating effectively as of December 31, 2004.”

Murdy continued, “As we start 2005, we see some indications that our first quarter results will be off compared to last year primarily due to extended inclement weather in Southern California, and uneven customer project schedules at a large operation of ours with a significant backlog.  More broadly, though, industry indicators including nonresidential activity and equipment trends reported by HVAC manufacturers continued to strengthen at the end of 2004.  These factors together with our strong backlog imply that we will have increased revenues in 2005.  In addition, we believe our ongoing productivity and execution efforts will continue to help our margins.  For 2005 as a whole, we expect to build on the strong year we just completed in 2004 and again produce better year-over-year results.”

As previously announced, the Company will host a conference call to discuss its financial results and position in more depth on Thursday, March 3, 2005 at 10:00 a.m. Central Time.  The call-in number for this conference call is 1-212-287-1615.  A replay of the entire call will be available until 6:00 p.m. Central Time, Thursday, March 10, 2004 by calling 1-203-369-1780.

Comfort Systems USA is a premier provider of business solutions addressing workplace comfort, with 60 locations in 49 cities around the nation.  For more information, visit the Company’s website at www.comfortsystemsusa.com.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements are based on the current plans and expectations of Comfort Systems USA, Inc. and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements.  Important factors that could cause actual results to differ include, among others, retention of key management, national and regional weakness in non-residential construction activity, difficulty in obtaining or increased costs associated with debt financing or bonding, shortages of labor and specialty building materials, seasonal fluctuations in the demand for HVAC systems and the use of incorrect estimates for bidding a fixed price contract and other risks detailed in the Company’s reports filed with the Securities and Exchange Commission.  These forward-looking statements speak only as of the date of this release.  Comfort Systems USA, Inc. expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Comfort Systems USA Inc.’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

–                 Financial table follows –

Comfort Systems USA, Inc.

Consolidated Statements of Operations

For the Three Months and Twelve Months Ended December 31, 2004 and 2003

(in thousands, except per share amounts)

	Three Months Ended December 31, (Unaudited)				Twelve Months Ended December 31,
	2004	%	2003	%	2004	%	2003	%
Revenues	$211,273	100.0%	$197,363	100.0%	$819,552	100.0%	$783,171	100.0%
Cost of services	176,094	83.3%	167,246	84.7%	687,948	83.9%	657,325	83.9%
Gross profit	35,179	16.7%	30,117	15.3%	131,604	16.1%	125,846	16.1%

SG&A	28,541	13.5%	27,031	13.7%	108,000	13.2%	114,030	14.6%
Restructuring charges	—	—	—	—	—	—	3,223	0.4%
Goodwill impairment	3,347	1.6%	2,726	1.4%	3,347	0.4%	2,726	0.3%

Income from operations	3,291	1.6%	360	0.2%	20,257	2.5%	5,867	0.7%

Interest expense, net	281	0.1%	1,155	0.6%	1,394	0.2%	3,827	0.5%
Other expense (income)	(2)	—	73	—	403	—	178	—
Write-off of debt costs and discount, net	—	—	3,349	1.7%	—	—	4,172	0.5%
Income (loss) before taxes	3,012	1.4%	(4,217)	(2.1)%	18,460	2.3%	(2,310)	(0.3)%
Income taxes	1,624		(2,179)		8,267		(1,174)
Income (loss) from continuing operations	1,388	0.7%	(2,038)	(1.0)%	10,193	1.2%	(1,136)	(0.1)%

Discontinued operations:
Operating income, net of income tax expense of $0, $32, $27 and $486	—		52		39		767
Estimated gain (loss) on disposition, including income tax benefit of $247, $807, $12 and $533	618		(1,525)		481		(5,210)

Net income (loss)	$2,006		$(3,511)		$10,713		$(5,579)

Income (loss) per share:
Basic-
Income (loss) from continuing operations	$0.03		$(0.05)		$0.27		$(0.03)
Discontinued operations-
Income from operations	—		—		—		0.02
Estimated gain (loss) on disposition	0.02		(0.04)		0.01		(0.14)
Net income (loss)	$0.05		$(0.09)		$0.28		$(0.15)

Diluted-
Income from continuing operations	$0.03		$(0.08)		$0.26		$(0.05)
Discontinued operations-
Income from operations	—		—		—		0.02
Estimated gain (loss) on disposition	0.02		(0.04)		0.01		(0.14)
Net income (loss)	$0.05		$(0.12)		$0.27		$(0.17)

Shares used in computing income (loss) per share:
Basic	38,740		37,831		38,409		37,702
Diluted	39,908		38,240		39,505		38,111

Note 1:  The diluted earnings per share data presented above reflects the dilutive effect, if any, of stock options, warrants and contingently issuable restricted stock which were outstanding during the periods presented.

Supplemental Information Relating to Earnings (Loss) Per Share (amounts in thousands, except for per share amounts):

	Three Months Ended December 31, 2004			Three Months Ended December 31, 2003
	(Unaudited)			(Unaudited)
	Income from continuing operations (after tax)	Shares	Income per share	Income (loss) from continuing operations (after tax)	Shares		Income (loss) per share

Basic earnings (loss) per share	$1,388	38,740	$0.03	$(2,038)	37,831		$(0.05)

Adjustment to income from continuing operations (after tax):
Remove mark-to-market increase (decrease) in the amount of warrant and put obligation (after tax)	(8)			300
Remove reduction in valuation of warrant and put obligation (after tax)				(1,324)

Adjustments to shares:
Effect of shares issuable under stock option plans		999			—	(a)
Effect of shares issuable related to warrant		115			409
Effect of contingently issuable restricted shares		54			—	(a)

Diluted earnings (loss) per share	$1,380	39,908	$0.03	$(3,062)	38,240		$(0.08)

	Twelve Months Ended December 31, 2004					Twelve Months Ended December 31, 2003
	Income from continuing operations (after tax)		Shares		Income per share	Income (loss) from continuing operations (after tax)	Shares		Income (loss) per share

Basic earnings (loss) per share	$10,193		38,409		$0.27	$(1,136)	37,702		$(0.03)

Adjustment to income from continuing operations (after tax):
Remove mark-to-market increase in the amount of warrant and put obligation (after tax)	—	(b)				488
Remove reduction in valuation of warrant and put obligation (after tax)						(1,324)

Adjustments to shares:
Effect of shares issuable under stock option plans			1,056				—	(a)
Effect of shares issuable related to warrant			—	(b)			409
Effect of contingently issuable restricted shares			40				—	(a)

Diluted earnings (loss) per share	$10,193		39,505		$0.26	$(1,972)	38,111		$(0.05)

(a)          Due to the loss incurred in this period, these shares are excluded in the computation of diluted earnings (loss) per share because they have an anti-dilutive impact.

(b)         Exclusion of the mark-to-market adjustment to the amount of the warrant and put obligation for this period would increase earnings per share, or be anti-dilutive.  In accordance with generally accepted accounting principles, this anti-dilutive impact is excluded from determining diluted earnings (loss) per share.  The warrant was exercised, and the related put rights terminated, in October, 2004.

Supplemental Non-GAAP Information Relating to Ongoing Operations (Unaudited):

	Three Months Ended				Twelve Months Ended
	December 31,				December 31,
	2004	%	2003	%	2004	%	2003	%

Income (loss) from continuing operations (after tax)	$1,388		$(2,038)		$10,193		$(1,136)
Divested units not reflected in discontinued operations (after tax)	—		—		—		491
Restructuring charges (after tax)	—		—		—		2,095
Goodwill impairment (after tax)	3,347		2,460		3,347		2,460
Write-off of debt costs and discount, net (after tax)	—		1,713		—		2,248
Income from ongoing operations (after tax), excluding restructuring charges, goodwill impairment and the write-off of debt costs and discount, net	$4,735	2.2%	$2,135	1.1%	$13,540	1.7%	$6,158	0.8%

Diluted earnings per share – income from ongoing operations (after tax), excluding restructuring charges, goodwill impairment and the write-off of debt costs and discount, net	$0.12		$0.05		$0.34		$0.16

Note 1:  Operating results from ongoing operations, excluding restructuring charges, goodwill impairment and the write-off of debt costs and discount, net, is presented because the Company believes it reflects the results of the core ongoing operations of the Company, and because we believe it is responsive to frequent questions we receive about the Company from third parties.  However, this measure is not considered a primary measure of an entity’s financial results under generally accepted accounting principles, and accordingly, this amount should not be considered an alternative to operating results as determined under generally accepted accounting principles and as reported by the Company.

Note 2: The following is the aggregated operating results for divested units not reflected in discontinued operations for the twelve months ended December 31, 2003:

Revenues	$4,041
Cost of services	4,046
Gross profit	(5)
SG&A	754
Operating income	(759)
Income tax benefit	(268)
Net loss	$(491)

Note 3:  The tax rate on these items was computed using the pro forma effective tax rate of the Company exclusive of these charges.

Note 4:  Excluding the effect of nondeductible goodwill charges, the Company benefited from unusually low tax provisions in each of the periods presented above.  For the fourth quarter and full year of 2004, this resulted from reduced reserves against deferred state tax benefits.  For the fourth quarter and full year of 2003, this resulted from reduced tax contingency reserves net of increased state deferred tax benefits.  Applying a tax rate of 42% against pre-tax income in each period, fourth quarter 2004 net income would have been $3,688,000 or $0.09 per diluted share as compared to $1,078,000 or $0.03 per diluted share for the fourth quarter of 2003, and full year 2004 net income would have been $12,648,000 or $0.32 per diluted share as compared to $4,971,000 or $0.13 per diluted share for the full year of 2003.

Supplemental Non-GAAP Information - Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) (Unaudited):

	Three Months Ended December 31,				Twelve Months Ended December 31,
	2004	%	2003	%	2004	%	2003	%
Net income (loss)	$2,006		$(3,511)		$10,713		$(5,579)
Discontinued operations	(618)		1,473		(520)		4,443
Income taxes	1,624		(2,179)		8,267		(1,174)
Write-off of debt costs and discount, net	—		3,349		—		4,172
Other expense (income)	(2)		73		403		178
Interest expense, net	281		1,155		1,394		3,827
Depreciation	1,067		1,316		4,684		5,295
Divested units not reflected in discontinued operations	—		—		—		759
Goodwill impairment	3,347		2,726		3,347		2,726
Restructuring charges	—		—		—		3,223
Adjusted EBITDA	$7,705	3.6%	$4,402	2.2%	$28,288	3.5%	$17,870	2.3%

Note 1:  The Company defines adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA) as net income (loss), excluding discontinued operations, income taxes, write-off of debt costs and discount, net, other expense (income), interest expense, net, depreciation, divested units not reflected in discontinued operations, goodwill impairment and restructuring charges.  Adjusted EBITDA may be defined differently by other companies.  Adjusted EBITDA is presented because it is a financial measure that is frequently requested by third parties.  However, Adjusted EBITDA is not considered under generally accepted accounting principles as a primary measure of an entity’s financial results, and accordingly, Adjusted EBITDA should not be considered an alternative to operating income, net income, or cash flows as determined under generally accepted accounting principles and as reported by the Company.

Comfort Systems USA, Inc.

Condensed Consolidated Balance Sheets

(in thousands)

	December 31,	December 31,
	2004	2003

Cash and cash equivalents	$32,576	$10,129
Accounts receivable, net	174,682	167,567
Costs and estimated earnings in excess of billings	25,440	16,162
Other current assets	28,031	29,644
Total current assets	260,729	223,502

Property and equipment, net	12,988	13,223
Goodwill	100,123	103,470
Other noncurrent assets	9,276	10,915

Total assets	$383,116	$351,110

Current maturities of long-term debt	$2,071	$1,594
Accounts payable	64,771	58,516
Billings in excess of costs and estimated earnings	37,104	29,657
Other current liabilities	55,822	49,532
Total current liabilities	159,768	139,299

Long-term debt	6,751	8,809
Other long-term liabilities	—	2,342

Total liabilities	166,519	150,450

Total equity	216,597	200,660

Total liabilities and equity	$383,116	$351,110

Selected Cash Flow Data (in thousands):

	Three Months Ended December 31,		Twelve Months Ended December 31,
	(Unaudited)
	2004	2003	2004	2003
Cash flow from operating activities	$13,403	$8,361	$26,184	$13,504
Cash flow from investing activities	$(845)	$1,233	$(2,476)	$(3,863)
Cash flow from financing activities	$(475)	$(7,278)	$(1,268)	$(5,609)

Cash flow from operating activities	$13,403	$8,361	$26,184	$13,504
Taxes paid related to the sale of businesses	—	635	—	11,006
Purchases of property and equipment	(1,829)	(745)	(4,998)	(3,406)
Proceeds from sales of property and equipment	273	111	545	430
Free cash flow	$11,847	$8,362	$21,731	$21,534

Note 1:  Free cash flow is defined as cash flow from operating activities excluding items related to sales of businesses, less customary capital expenditures, plus the proceeds from asset sales.  Free cash flow may be defined differently by other companies.  Free cash flow is presented because it is a financial measure that is frequently requested by third parties.  However, free cash flow is not considered under generally accepted accounting principles as a primary measure of an entity’s financial results, and accordingly, free cash flow should not be considered an alternative to operating income, net income, or cash flows as determined under generally accepted accounting principles and as reported by the Company.